July 25, 2019

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

       Re: Guardion Health Sciences, Inc.
           Confidential Draft Registration Statement on Form S-1
           Submitted July 19, 2019
           CIK 0001642375

Dear Mr. Favish:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance